

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Sunandan Ray
Chief Executive Officer
Unique Logistics International, Inc.
154-09 146th Avenue
Jamaica, NY 11434

      Re: Unique Logistics International, Inc.
            From 10-K for the Fiscal Year ended May 31, 2022
            Filed September 13, 2022
            File No. 000-50612

Dear Sunandan Ray:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation